March 28, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne	Parker
J. Nolan McWilliams
Melissa Raminpour
Melissa Gilmore

Re:	Lyft, Inc.
Registration Statement on Form S-1
File No. 333-229996

Acceleration	Request
Requested Date: March 28, 2019
Requested Time: 3:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lyft, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-229996) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan Pavri at (650) 565-3574.

* * * *

Sincerely,

LYFT, INC.

/s/ Brian K. Roberts

Brian K. Roberts
Chief Financial Officer

cc:	Logan Green, Lyft, Inc.

John Zimmer, Lyft, Inc.

Brian K. Roberts, Lyft, Inc.

Kristin N. Sverchek, Lyft, Inc.

David V. Le, Lyft, Inc.

Kevin C. Chen, Lyft, Inc.

Christopher M. Reilly, Lyft, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

An-Yen E. Hu, Goodwin Procter LLP